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                                                                      Exhibit 12

                              OWENS-ILLINOIS, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (Millions of dollars, except ratios)


                                                               Nine Months ended September 30,
                                                               -------------------------------
                                                                     2001           2000
                                                                   --------       ---------
Earnings (loss) before income taxes, and minority
   share owners' interests ................................        $  646.6       $ (439.7)
Less: Equity earnings .....................................           (13.7)         (14.6)
Add: Total fixed charges deducted from earnings ...........           345.2          382.0
           Proportional share of pre-tax earnings (loss)
              of 50% owned associates .....................             8.3            8.2
           Dividends received from less
             than 50% owned associates ....................             7.5            5.9
                                                                   --------       --------

           Earnings (loss) available for payment
              of fixed charges ............................        $  993.9       $  (58.2)
                                                                   ======         ======

Fixed charges (including the Company's proportional share of 50% owned associates):

           Interest expense ...............................        $  322.4       $  353.2
           Portion of operating lease rental deemed to
           be interest ....................................             9.6           21.2
           Amortization of deferred financing costs and
           debt discount expense ..........................            13.2            7.6
                                                                   --------       --------

           Total fixed charges deducted from earnings
              and fixed charges ...........................        $  345.2       $  382.0

Preferred stock dividends (increased to assumed
   pre-tax amount) ........................................            27.2           26.0
                                                                   --------       --------

Combined fixed charges and preferred stock
   dividends ..............................................        $  372.4       $  408.0
                                                                   ========       ========

Ratio of earnings to fixed charges ........................             2.9

Deficiency of earnings available to cover fixed charges ...            --            440.2

Ratio of earnings to combined fixed charges and
   preferred stock dividends ..............................             2.7

Deficiency of earnings available to cover fixed charges and
   preferred stock dividends ..............................                          466.2





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